Response Biomedical Reports 2005 Financial Results

Vancouver, British Columbia, May 1, 2006 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) today reported financial results for the year ended December 31, 2005. Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP). Select operational and financial results are outlined below and should be read in conjunction with the Company's audited consolidated financial statements and related MD&A which can be found at www.responsebio.com, SEDAR (Canada) www.sedar.com, or EDGAR (US) www.sec.gov/edgar/searchedgar/webusers.htm.

In announcing the results, President and Chief Executive Officer Bill Radvak said, “2005 was a year in which we significantly expanded our opportunities to leverage the RAMP platform, increased traction in key markets and furthered our strategic partnerships. In early 2006, we significantly improved the Company’s financial position by closing a $12 million private placement. We are positioned to execute on our business strategy for RAMP in 2006, including exploiting opportunities we see in rapid clinical cardiovascular and infectious disease testing.”

Summary Fiscal 2005 Results
Total revenues for the year ended December 31, 2005 were $3.49 million compared to $2.68 million in 2004, an increase of 30%. Revenue from product sales for the year ended December 31, 2005 were $3.1 million compared to $2.1 million in 2004, an increase of 45% largely due to an increase in biodefense product sales of 87% to $1.64 million compared to $880,000 in 2004. The increase in biodefense product sales was primarily due to a growing customer base and growing acceptance of the Company’s products following completion in November 2004 of an 18-month study performed by AOAC International and funded by the U.S. Department of Homeland Security and the U.S. Department of Defense in which the RAMP Anthrax Test was the only handheld anthrax test to receive AOAC certification. Clinical cardiac product sales for the year ended December 31, 2005 increased 46% to $740,000 compared to $506,000 in 2004 due to timing of shipments to the Company’s distributor in China. Sales of the Company’s West Nile Virus products for the year ended December 31, 2005 decreased 5% to $707,000 compared to $741,000 in 2004 due to weather patterns that were less conducive to the spread of the disease. Revenue from contract service fees and collaborative research arrangements for the year ended December 31, 2005 were $401,000 compared to $550,000 in 2004, a decrease of 27%. This decrease was primarily due to the timing of the performance of services required to recognize service revenue from the Company’s collaborations with 3M Co., Shionogi & Co., Ltd. and General Dynamics Canada Ltd.

Gross margin for the year ended December 31, 2005 increased to 53% compared to 48% in 2004 due to improved efficiencies offset partially by a change in product mix.

For the year, the Company reported a loss of $8.4 million ($0.12 per share) compared to a loss of $4.9 million ($0.08 per share) in 2004. The increase in loss is primarily due to increased marketing and business development expenses incurred to penetrate the U.S. point-of-care cardiovascular market, increased research and development expenditures for new research and development projects, and license fees to Roche Diagnostics for rights to develop a RAMP NT-proBNP test.

The Company’s working capital deficiency as of December 31, 2005 was $2.9 million, a decrease of $6.0 million from working capital of $3.1 million as of December 31, 2004 principally attributable to cash used in operating activities during the year of $5.5 million, an increase in accounts payable and accrued liabilities of $1.5 million as the Company worked to complete financings that were closed subsequent to year-end, a decrease in inventories of $330,000 to conserve cash, and purchases of property plant and equipment of $535,000 made primarily to increased test manufacturing capacity. This was offset by gross proceeds received from the issuance of $1.56 million in convertible debentures less deferred financing and share issue costs, the use of its line of credit in the amount of $1.1 million, and the exercise of stock options for $141,000.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this news release relating to future results, events and expectations, are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

Contact:
Don Bradley	Brian Korb
Director, Corporate Communications	Senior Associate
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 456-6073	Tel: (212) 477-9007 ext. 23
Email: dbradley@responsebio.com	Email: bkorb@troutgroup.com